SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                               Diodes Incorporated
                                (Name of Issuer)

                        Common Stock, par value $0.66 2/3
                         (Title of Class of Securities)


                                   25443 10 1
                                 (CUSIP Number)

                                Avi D. Eden, Esq.
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                                Malvern, PA 19355
                                 (610) 644-1300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                             Abbe L. Dienstag, Esq.
                      Kramer, Levin, Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                 March 27, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box: [ ]

                                Page 1 of 9 Pages

                                 Amendment No. 1
                                  Schedule 13D

         This Amendment amends the Schedule 13D of Vishay Intertechnology, Inc. ("Vishay"), dated July 23, 1997 (the "Schedule 13D"), with respect to the Common Stock par value $0.66 2/3 (the "Common Stock"), of Diodes Incorporated (the "Company").

I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

         "On March 27, 2000, Vishay announced that it had agreed to sell its 65% interest in Lite-On Power Semiconductor Corporation ("LPSC") to Lite-On JV Corporation (the "Lite-On Group"). LPSC owns directly the shares of Common Stock that may be deemed to be beneficially owned by Vishay. The Lite-On Group owns the remaining 35% interest in LPSC. It is anticipated that the closing of the sale will occur prior to September 30, 2000.

         A copy of the Memorandum of Understanding (the "Memorandum of Understanding") between Vishay and the Lite-On Group providing for the sale of Vishay's interest in LPSC is attached as Exhibit D. A copy of Vishay's press release announcing the agreement to sell Vishay's interest in LPSC is attached as Exhibit E. Reference is made to these exhibits for other terms of the transaction.

         In connection with Vishay's agreement to sell its interest in LPSC, the three directors of the Company who served as representatives of Vishay on the Company's Board of Directors--Eugene R. Conahan, Erich E. Shaedlich and William
J. Spires--tendered their resignations effective as of March 27, 2000."

II. Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," is amended by adding the following:

         "See Exhibit D for the text of the Memorandum of Understanding."

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


III. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following Exhibits:

                  D.       Memorandum of Understanding, dated March 15, 2000

                  E.       Press Release, issued March 27, 2000


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


                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  March 28, 2000


                                           VISHAY INTERTECHNOLOGY, INC.


                                           By: /s/ Richard N. Grubb
                                              ---------------------------------
                                           Name:  Richard N. Grubb
                                           Title: Executive Vice President
                                                  and Chief Financial Officer


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


                                  EXHIBIT INDEX


EXHIBIT                DESCRIPTION                                        PAGE
-------                -----------                                        ----

D                      Memorandum of Understanding,
                       dated March 15, 2000

E                      Press Release, issued March 27, 2000

                                                                      EXHIBIT D

                           Memorandum of Understanding

         This Memorandum of Understanding dated as of March 15, 2000 is by and between Lite-On JV Corporation (together with its affiliates, "Lite-On,") and Vishay Intertechnology, Inc. (together with its affiliates, "Vishay").

         WHEREAS, Vishay currently owns 65% of the equity interest in Lite-On Power Semiconductor Corp. a Republic of China Corporation ("LPSC") and Lite-On currently owns 35% of the equity interest in LPSC;

         WHEREAS, Vishay issued a Stock Appreciation Right Certificate dated as of July 17, 1997 (the "SAR") to Lite-On, pursuant to which Lite-On is entitled, subject to the terms and conditions therein, to receive value arising from appreciation in the price of Vishay stock; and

         WHEREAS, Vishay desires to sell, and Lite-On desires to purchase, all of Vishay's shares in LPSC (the "Vishay Shares");

         NOW, THEREFORE, in view of these premises, the parties wish to set forth in this Memorandum of Understanding the fundamental terms under which such sale and purchase of Vishay Shares (the "Transaction") shall occur.

         1. Purchase Consideration. The total consideration for Vishay Shares in the Transaction consists of two components:

            (a) Cash Component: At the closing of the Transaction,  Lite-On will pay Vishay US $41 million in cash.

            (b) SAR Component:  At the closing of the Transaction,  Lite-On will transfer and/or assign the SAR or the proceeds thereof to Vishay.

         2. Management of LPS Prior to Closing. Vishay agrees that as of the date hereof, Lite-On shall have full power to operate, manage and direct the operation of LPSC in Lite-On's sole discretion. Vishay shall fully support the actions of Lite-On in connection therewith, including without limitation causing the directors of LPSC selected by Vishay to vote in accordance with the instructions of Lite-On.

         3. Cooperation, Timing. The parties acknowledge that the structure of the Transaction will need to be optimized for their mutual benefit. As a result, each party will use their best endeavors to cooperate with the other in achieving a mutually beneficial structure. The parties agree that they will enter into definitive agreements relating to the Transaction prior to May 15, 2000. At the time of such signing, Lite-On will deliver to Vishay a letter of credit, bank guarantee or other bank arrangement ("Guarantee") with respect to the Cash Component, such Guarantee will cover interest on the Cash Component calculated at 6-month LIBOR accruing from 90 days after the date of the Guarantee. Closing will occur promptly after Lite-On completes its financing arrangements for the Transaction. The existing joint venture agreement between the parties relating to LPSC will be terminated upon closing.

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

         4. Taxes, Costs and Expenses. Each party will be responsible for and bear all of its own internal costs and the fees and expenses of its external advisers in connection with the Transaction. Any taxes, costs or expenses arising from (i) the transfer of Vishay Shares, including without limitation applicable stamp duties, transfer taxes and the like, and (ii) the return, transfer, assignment, exercise and/or conveyance of the SAR and/or its proceeds shall be the sole responsibility of Vishay; provided, however, that Vishay shall in no event be responsible for Lite-On's income tax liability in Taiwan in respect of the first $47 million in cash proceeds of the SAR (or a pro rata portion thereof if less than all of the SAR is exercised or if the proceeds upon exercise are not all in cash).

         5. Public Announcement. Vishay intends to publicly announce the Transaction promptly after the date hereof. Since LPSC holds a substantial interest in an US public company, Vishay agrees to show a draft of such announcement to Lite-On at least one day prior to its release and will consider Lite-On's comments thereon, if any.

         Governing Law. This Memorandum of Understanding shall be governed by, and construed in accordance with, the laws of the State of New York.

         The parties have caused their duly authorized representatives to execute this Memorandum of Understanding as of the date first written above.

                                          VISHAY INTERTECHNOLOGY, INC.,



                                          By /s/ Avi Eden
                                            ------------------------------
                                          Name:  Avi Eden
                                          Title: Vice Chairman



                                          LITE-ON JV CORPORATION



                                          By /s/ David Lin
                                            ------------------------------
                                          Name:  David Lin
                                          Title: Director


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

                                                                      EXHIBIT E

                                  NEWS RELEASE

                                            Contact: Richard N. Grubb, Executive
                                            Vice President and Chief Financial
                                            Officer or Robert A. Freece
                                            Senior Vice President
                                            610/644-1300
6.       FOR IMMEDIATE RELEASE



                    VISHAY ANNOUNCES SALE OF ITS 65% INTEREST
                   IN LITE-ON POWER SEMICONDUCTOR CORPORATION


MALVERN, PENNSYLVANIA, March 27, 2000 Vishay Intertechnology, Inc. (NYSE: VSH) announced that it has agreed to sell its 65% interest in Lite-On Power Semiconductor Corporation ("LPSC") to Lite-On JV Corporation ("Lite-On Group") for consideration consisting of cash and the assignment or transfer of stock appreciation rights in Vishay common stock held by the Lite-On Group or the proceeds thereof. The Lite-On Group currently owns the remaining 35% interest in LPSC. Valuing the stock appreciation rights based on the March 21, 2000 closing price of Vishay stock of $59, the accounting for the disposition of Vishay's interest in LPSC would have a minor downward effect on Vishay's earnings. During the time prior to closing, the parties will prepare additional documentation relating to the transaction, and the Lite-On Group will arrange its financing for the cash portion of the purchase price. The actual effect on earnings for the disposition will depend on the value of the Vishay stock at the time of the execution of the additional documentation. The closing is expected to occur before September 30, 2000.

Commenting on the agreement to dispose of the interest in LPSC, Dr. Felix Zandman, Vishay's Chairman and Chief Executive Officer said, "The disposition of our interest in LPSC makes sense for the Company at this time. It will allow Vishay to focus its active component strategy on its Siliconix and Telefunken businesses, over which it has full control and which have been performing very well. The sale of LPSC should have a positive impact on Vishay's earnings going forward."

Vishay,  a Fortune  1,000  Company  with annual  sales of $1.8  billion,  is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components are vital to electronic operations and can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 60 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan (ROC), China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

LPSC is a Taiwan-based company that is a supplier of discrete active electronic components in Asia, including small-signal transistors, zeners, transient voltage suppressors, small-signal diodes, schottkys, rectifiers and bridges. LSPC also owns a 40.6% interest in Diodes Incorporated, a publicly traded U.S. company that is engaged in the manufacture, sale, and distribution of discrete semiconductors worldwide, primarily to manufacturers of automotive, computer and telecommunication products and to distributors of electronic components.

Statements in this press release contain "forward-looking" information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.


Such statements involve a number of risks and uncertainties. Factors that might affect such forward-looking Statements include, among other things, a decline in demand for the Company's products by customers including OEMs and distributors, backlog cancellations, maintenance of current unusual pricing environment resulting from shortages of company products, competitive pressures, recessionary trends, currency fluctuations, the application of relevant accounting principles and any changes in such principles, changes in laws, cancellation of government grants or tax benefits, labor unrest, factory under-utilization and capacity constraints. Please see the Company's September 30, 1999 Report on Form 10-Q filed with the Securities and Exchange Commission for a more comprehensive list of these factors.

                                       ###


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